

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

Via E-mail
David Sach
Executive Vice President and Chief Financial Officer
Central European Media Enterprises, LTD.
Mintflower Place, 4th Floor
8 Par-La-Ville Rd, Hamilton, Bermuda

> **Re:** **Central European Media Enterprises LTD.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 000-24796**

Dear Mr. Sach:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director